EXHIBIT 99.1

Press Release dated December 1, 2011, Suncor Energy Announces Rick George Transition Plan and Retirement

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces Rick George transition plan and retirement

Chief Operating Officer Steve Williams appointed president and to the Board of Directors and will succeed George as chief executive officer

Calgary, Alberta (Dec. 1, 2011) — Suncor Energy Inc. today announced Rick George’s plan to retire as chief executive officer at the company’s Annual General Meeting in May 2012.

“Rick has shown exceptionally strong leadership, helping to transform the company from an oil sands pioneer into Canada’s largest energy company,” said John Ferguson, chairman of Suncor’s Board of Directors.  “During his 21 years as chief executive officer, Suncor has implemented game-changing technologies, merged with Petro-Canada, and increased production nearly ten-fold from 58,000 barrels per day in 1991.  We deeply appreciate his commitment to Suncor, and also his commitment to the industry and his contributions to Alberta and Canada.”

Steve Williams, Suncor’s chief operating officer since 2007 is appointed as the president and a member of the company’s Board of Directors effective immediately. He will assume the role of chief executive officer upon George’s retirement next May.

“We are pleased to appoint Steve president and a member of Suncor’s Board of Directors,” said Ferguson. “This is another step in the implementation of our CEO succession plan. Steve has worked closely with Rick for many years and has demonstrated the ability to lead Suncor in executing on its strategy of growth and reliability. He has an intimate knowledge of Suncor’s oil sands operations, combined with a significant depth of industry experience, including both upstream and downstream operations.”

“I’ve been fortunate to work with great people during my time at Suncor,” George noted. “My thanks go to the Board of Directors for their vision and support, our executive team for their strategic thinking and commitment, and Suncor’s 13,000 plus employees for their hard work and dedication. I’m very proud of what we’ve accomplished together and excited about what lies ahead for the company.”

“I think the time for this transition is right,” George added. “The merger with Petro-Canada is successfully behind us, we’re on track to have a record year in terms of cash flow and earnings, the balance sheet is very strong and we have a detailed 10-year growth plan in an industry where many players are struggling to grow. Our corporate strategy positions Suncor very well for the long term.”

“I’m confident Steve will bring the necessary expertise, vision, and business acumen to the position,” George continued. “In 2007, we appointed Steve as chief operating officer based on his extensive knowledge of the company and our industry and his leadership capability. His proven commitment to the safety, people, reliability and sustainability aspects of our business, as well as his dedicated effort to foster industry collaboration will serve Suncor well going forward.”

Williams joined Suncor in 2002 as executive vice president, corporate development and chief financial officer. He served as executive vice president, Oil Sands for four years where he was responsible for leading Suncor’s oil sands operation through a significant period of growth.

Suncor Energy Inc. 150, 6 Avenue S.W., Calgary, Alberta T2P 3E3 Website: www.suncor.com

“I’m really looking forward to the opportunities and challenges that come with this new role,” commented Williams. “This is an exciting time for Suncor.  We’ve already set new performance records this year. A key focus for me will be to ensure we continue to improve our reliability while executing on our business strategy in a way that will maximize the return to our shareholders.”

Williams has 35 years of international energy industry experience. He has also provided leadership in the areas of strategy development, performance improvement, environment, health and safety, finance, sales and marketing, human resources and information technology.

Today’s announcement follows the achievement of a series of key milestones for the company, including a successful third quarter, which saw record production and earnings. The company has a strong balance sheet, due to reliable performance, significant cash flow from its integrated operations and efforts to reduce debt. Suncor also announced a 10-year growth strategy in 2010.

Suncor’s environmental track record includes the successful surface reclamation of the industry’s first tailings pond and implementation of TROTM, a new tailings management technology, which will significantly speed the time to reclamation of disturbed land area. Strategic investments in five wind farms - a sixth is in development - and development and operation of Canada’s largest ethanol plant have also been key elements of the company’s sustainability efforts.  The company has been consistently listed on the Dow Jones Sustainability Index, the Jantzi Social Index, and FTSE4Good Index.  Suncor has also received numerous awards for environmental initiatives and reporting.

Community investment continues to be a key focus for the company. Investments made through the Suncor Energy Foundation, created in 1998, as well as ongoing corporate support have resulted in an overall investment of $110 million in communities.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Note to Editors and News Directors

A news conference will be held today at 10 a.m. MT / 12 p.m. ET in the Bonavista Room, Westin Calgary Hotel (320, 4 Avenue S.W.).

A question and answer period will follow brief remarks from Rick George and Steve Williams.

The news conference will be broadcast via teleconference (listen-in capability only).

To listen to the news conference:

If calling from North America, dial toll-free: 1-800-272-9104

If calling from outside North America, dial: +1-303-223-2696

To access an archive of the news conference, please visit: www.suncor.com/webcast.

For more information about Suncor Energy, please visit our web site at www.suncor.com.

Media inquiries:	Investor inquiries:
403-296-4000	800-558-9071
media@suncor.com	invest@suncor.com